111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

August 5, 2014

Ms. Anu Dubey

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Rising Interest Rates Hedge Trust, Series 3 (the “Trust”)
(File No.: 333-197136) (CIK 1609391)

Dear Ms. Dubey:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via telephone on July 25, 2014 regarding the registration statement on Form S-6 for Smart Trust, Rising Interest Rates Hedge Trust, Series 3, filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2014. Please find below a response for each of your comments in the order that they were presented.

Comment 1

The last sentence of the Investment Summary — Common Stocks section (page A-3) states that the Trust invests in companies involved in aspects of the consumer discretionary, energy, industrials, information technology, and materials sectors. You requested either that risk disclosure be added to the Investment Summary — Principal Risk Considerations (beginning on page A-4) with respect to each of the listed sectors or that the sentence be deleted.

Response 1

As discussed in a telephone conversation on July 30, 2014 between Anu Dubey and Matthew Hoffman, the Sponsor has decided to delete the sentence.

Comment 2

The fourth bullet point in the Investment Summary — Principal Risk Considerations section (page A-5) describes the risk of investing in securities of foreign companies and companies located in emerging markets. You requested that disclosure of the Trust’s investment in emerging markets be added to the Investment Summary — Closed-End Funds and Investment Summary — Convertible Bond ETFs sections.

Response 2

The requested disclosure has been added to the prospectus.

Comment 3

The twelfth bullet point in the Investment Summary — Principal Risk Considerations section (page A-6) describes the risk of investing in exchange-traded funds with returns that generally correspond to the inverse of one or more U.S. Treasury indexes (the “Inverse ETFs”). You requested that “flip risk” disclosure be added that generally states that the Inverse ETFs can lose money even if the targeted indexes fall because of volatility and other factors.

Response 3

The requested disclosure has been added to the prospectus.

Comment 4

You requested a supplemental explanation of why the Sponsor believes that investments in inverse ETFs, which have single-day investment objectives, are appropriate for a unit investment trust.

Response 4

The Sponsor has advised us that investments in U.S. Treasury Inverse ETFs in the Trust can help to hedge against bond price declines (i.e., rate increases) while also potentially profiting from such declines. The Sponsor has advised us that the maturity profiles that it anticipates to choose (7-10 years and 20+ years) generally coincide with the U.S. Treasuries that currently reside on the Federal Reserve balance sheet. The Sponsor believes that as the Federal Reserve begins to reduce the size of its balance sheet in the future (i.e., sell these U.S. Treasuries), these sales will likely push the prices of the bonds down while pushing up their yields. The selected Inverse ETFs seek a return that is -1x the return of the underlying U.S. Treasury indexes for a single day. While returns of these Inverse ETFs over the life of the Trust will likely differ in amount from the inverse of the return of the underlying index over the same period, the Sponsor believes that this does not completely diminish the hedging potential of these investments within the Trust and these investments can provide for a significant hedge on large single day moves of the underlying indexes. As a result, the Sponsor believes that an investment in Inverse ETFs is one of the most effective and efficient ways for a unit investment trust to hedge against this risk.

We have been advised that the sponsor proposes to deposit securities and to activate the subject Trust on or about August 19, 2014 or shortly thereafter, depending on market conditions. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the sponsor that the Registration Statement be made effective.

Please feel free to call me at (312) 845-3834 with any questions or comments.

Very truly yours,

Chapman and Cutler LLP

By                /s/ SCOTT R. ANDERSON______

Scott R. Anderson